UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 5, 2008
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant on, and dated, May 5, 2008, and entitled “Nova Announces 2008 First Quarter Results”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: May 5, 2008

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 2008 FIRST QUARTER RESULTS

Rehovot, Israel – May 5, 2008 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2008 first quarter financial results.

Highlights for the first quarter of 2008

—	Revenues of $12.8 million

—	Gross margin of 40%

—	Non-GAAP net income of $0.2 million, or $0.01 per diluted share; Breakeven GAAP net income reflect effective cost control initiatives

2008 First Quarter Results

Total revenues for the first quarter of 2008 were $12.8 million, a decrease of 4% relative to the first quarter of 2007, and a decrease of 20% relative to the fourth quarter of 2007.

Gross margin for the first quarter of 2008 was 40%, compared with 44% for the first quarter of 2007, and compared with 43% for the fourth quarter of 2007.

Operating expenses in the first quarter of 2008 decreased to $5.3 million, compared with $6.6 million in the first quarter of 2007, and $6.3 million in the fourth quarter of 2007.

On a GAAP basis, the company reported breakeven net results in the first quarter of 2008, as compared to a net loss of $0.6 million, or $0.04 per share, for the first quarter of 2007, and a net loss of $0.7 million, or $0.04 per share, for the fourth quarter of 2007.

On a non-GAAP basis, the company reported net income of $0.2 million, or $0.01 per diluted share, for the first quarter of 2008. This compares with a non-GAAP net loss of $0.3 million, or $0.04 per share, in the first quarter of 2007, and a non-GAAP net income of $1 million, or $0.05 per diluted share, in the fourth quarter of 2007.

The company used $1.9 million in cash flow for operating activities during the first quarter of 2008.

Management Comments

“While our industry is experiencing a steeper decline in 2008 than had originally been expected, we are pleased that our Q1 revenues were down only marginally from the first quarter a year ago,” commented Gabi Seligsohn, President & CEO. “Most significantly, we read the change in our market environment early and our cost cutting initiatives have already reduced our expense level by around 15% and enabled us to report a positive net income for the quarter.”

“Business wise, during the first quarter, we continued to strengthen our market position, receiving a follow on order combining our stand-alone and integrated metrology platforms from a major Chinese foundry”, continued Seligsohn.

“It is evident that the current market environment will have an effect on us, as we are not immune to the weakness in capital spending and overall economic conditions. However, we believe that our strong execution and tight cost controls, combined with our exposure to the best-performing segments of the market, will help us mitigate the effects of these negative factors which are beyond our control. We still expect to outperform the industry in 2008, and we believe that we are now well structured to weather the current cyclical downturn, coming out a stronger and leaner company.”

The Company will host a conference call today, May 5, 2008, at 10:00am EST. To participate, please dial in the US: 1 888 281 1167; or internationally: +972 3 918 0620. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call.

In addition, the conference call will also be webcast live from a link on Nova’s website at www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for inventory write-off, stock-based compensation and impairment charges and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova’s performance because they reflect our operational results and enhances management’s and investors’ ability to evaluate Nova’s performance before charges considered by management to be outside Nova’s ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 28, 2008.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2008	2007

CURRENT ASSETS
Cash and cash equivalents	10,332	15,324
Held to maturity securities	6,755	2,251
Trade accounts receivable	8,371	9,146
Inventories	9,872	8,524
Other current assets	2,398	1,703

	37,728	36,948

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	1,307	2,245
Long-term investments	1,240	1,562
Held to maturity securities	504	1,489
Other Long-term assets	171	169
Severance pay funds	2,701	2,488

	5,923	7,953

FIXED ASSETS, NET	3,687	3,484

Total assets	47,338	48,385

CURRENT LIABILITIES
Trade accounts payable	6,830	7,482
Deferred income	1,384	1,496
Other current liabilities	6,990	7,310

	15,204	16,288

LONG-TERM LIABILITIES
Liability for employee severance pay	3,853	3,561
Deferred income	844	901
Other long-term liability	51	51

	4,748	4,513

SHAREHOLDERS' EQUITY	27,386	27,584

Total liabilities and shareholders' equity	47,338	48,385

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2008	2007	2007

REVENUES
Product sales	9,614	12,831	10,443
Services	3,197	3,177	2,924

	12,811	16,008	13,367

COST OF REVENUES
Product sales	4,488	6,341	4,868
Services	3,157	2,751	2,666

	7,645	9,092	7,534

GROSS PROFIT	5,166	6,916	5,833

OPERATING EXPENSES
Research & Development expenses, net	1,905	2,410	2,333
Sales & Marketing expenses	2,440	2,896	2,198
General & Administration expenses	904	944	2,112

	5,249	6,250	6,643

OPERATING INCOME (LOSS)	(83)	666	(810)

Interest income, net	124	23	169
Impairment of short-term investments	--	(1,366)	--

NET INCOME (LOSS) FOR THE PERIOD	41	(677)	(641)

Net income (loss) per share:
Basic	0.00	(0.04)	(0.04)

Diluted	0.00

Shares used for calculation of net income
(loss) per share:
Basic	19,338	19,256	17,239

Diluted	19,541

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,	December 31,	March 31,
	2008	2007	2007

CASH FLOW - OPERATING ACTIVITIES

Net income (loss) for the period	41	(677)	(641)
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	365	367	437
Amortization of deferred stock-based
compensation	164	282	264
Increase in liability for employee termination
benefits, net	59	116	4
Impairment of short-term investments	--	1,366	--

Net recognized losses (gains) on investments	12	11	(59)
Decrease (increase) in trade accounts receivables	775	1,109	1,456
Decrease (increase) in inventories	(1,360)	(1,947)	(559)
Decrease (increase) in other current and long term
assets	(865)	80	252
Increase (decrease) in trade accounts payables and
other long term liabilities	(652)	2,165	351
Increase (decrease) in current liabilities	(225)	1,099	(457)
Increase (decrease) in short and long term deferred
income	(169)	46	(83)

Net cash from (used in) operating activities	(1,854)	4,017	965

CASH FLOW - INVESTMENT ACTIVITIES

Decrease in short-term interest-bearing bank deposits	--	--	283
Decrease (increase) in short-term investments	--	--	(2,600)
Proceeds from held to maturity securities	2,205	900	851
Proceeds from long-term deposits	938	--	1,507
Investment in held to maturity securities	(5,736)	--	(1,496)
Investment in long-term interest-bearing bank deposits	--	(44)	(1,000)

Additions to fixed assets	(557)	(364)	(101)

Net cash from (used in) investment activities	(3,150)	492	(2,556)

CASH FLOW - FINANCING ACTIVITIES

Shares issued in private placement	--	--	4,982
Shares issued under employee share-based plans	12	111	90

Net cash from (used in) financing activities	12	111	5,072

Increase (decrease) in cash and cash equivalents	(4,992)	4,620	3,481
Cash and cash equivalents - beginning of period	15,324	10,704	4,176

Cash and cash equivalents - end of period	10,332	15,324	7,657

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP QUARTERLY NET INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2008	2007	2007

GAAP Net income (loss) for the quarter	41	(677)	(641)

Non-GAAP Adjustments:
Stock based compensation expenses	164	282	264
Amortization of intangible assets	--	--	107
Impairment of short-term investments	--	1,366	--

Non-GAAP Net income (loss) for the quarter	205	971	(270)

Non-GAAP net income (loss) per share:
Basic	0.01	0.05	(0.04)

Diluted	0.01	0.05

Shares used for calculation of non-GAAP net income
(loss) per share:
Basic	19,338	19,256	17,239

Diluted	19,541	19,572